UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                           BALDWIN PIANO AND ORGAN COMPANY
          _________________________________________________________________
                                   (Name of Issuer)


                                Shares of Common Stock
          _________________________________________________________________
                            (Title of Class of Securities


                                     058246-10-9
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  NOVEMBER 24, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       145,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              145,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               145,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.199%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       35,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              35,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               35,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.014%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Anne S. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       10,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              10,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.290%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bridget B. Baird, Successor Trustee

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       60,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              60,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               60,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.738%

          14.  TYPE OF REPORTING PERSON*

               IN, 00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       82,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              82,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               82,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.375%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Bruce C. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       10,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              10,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               10,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.290%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                (a) Title and Class of Security:

                    Baldwin Piano and Organ Company (the "Issuer") Shares of Common Stock ("the Shares")

                (b) Name of Issuer and Address of Issuer's Principal
                    Executive Offices:

                    Baldwin Piano and Organ Company
                    4680 Parkway Drive, Suite 200
                    Mason, Ohio  45040-7198

          ITEM 2.   IDENTITY AND BACKGROUND.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

                (1) THE CAMERON BAIRD FOUNDATION

          State of organization:    New York (created by a Deed of Trust)

          Principal Business:       a charitable private foundation

          Address:   Box 564
                     Hamburg, New York 14075

          Trustees:  Jane D. Baird, Chairman
                     Brenda B. Senturia
                     Bruce C. Baird
                     Bridget B. Baird
                     Brian D. Baird

          Information on Individual Trustees pursuant to Instruction C:

                    (a) Jane D. Baird
                    (b) 8877 Jennings Road, Eden, New York 14057
                    (c) Homemaker
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brenda B. Senturia
                    (b) 3519 East Spruce Street, Seattle, Washington 98122
                    (c) Homemaker
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bruce C. Baird
                    (b) 331 Lincoln Parkway, Buffalo, New York 14216
                    (c) President, Belmont Management Co., Inc.
                        215 Broadway, Buffalo, New York 14204
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Bridget B. Baird
                    (b) 28 Old Mill Road, Quaker Hill, Connecticut 06375
                    (c) Professor, Connecticut College, New London,
                        Connecticut
                    (d) No
                    (e) No
                    (f) U.S.A.

                    (a) Brian D. Baird
                    (b) 300 Woodbridge Avenue, Buffalo, New York 14214
                    (c) Attorney at Law, Kavinoky & Cook, 120 Delaware
                        Avenue, Buffalo, New York 14202
                    (d) No
                    (e) No
                    (f) U.S.A.


               (2)  (a) Brent D. Baird
                    (b) 17 Tudor Place, Buffalo, New York 14222
                    (c) Private Investor,
                        1350 One M&T Plaza, Buffalo, New York 14203
                    (d) No
                    (e) No
                    (f) U.S.A.


                (3) (a) Anne S. Baird
                    (b) 17 Tudor Place, Buffalo, New York 14222
                    (c) Homemaker
                    (d) No
                    (e) No
                    (f) U.S.A.


               (4)  BRIDGET B. BAIRD, SUCCESSOR TRUSTEE
                    UNDER AN AGREEMENT WITH CAMERON BAIRD DATED
                    12/23/38 ("BRIDGET B. BAIRD, SUCCESSOR TRUSTEE").
                    (a)  Bridget B. Baird
                    (b)  28 Old Mill Road, Quaker Hill, Connecticut 06375
                    (c)  Professor, Connecticut College, New London, CT
                    (d)  No
                    (e)  No
                    (f)  U.S.A.

                (5) (a) Jane D. Baird
                    (b) 8877 Jennings Road, Eden, NY  14057
                    (c) Homemaker
                    (d) No
                    (e) No
                    (f) U.S.A.

                (6) (a) Bruce C. Baird
                    (b) 331 Lincoln Parkway, Buffalo, NY  14216
                    (c) President, Belmont Management Co., Inc.
                        215 Broadway, Buffalo, NY  14204
                    (d) No
                    (e) No
                    (f) U.S.A.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the approximate amount of funds paid for the Shares by the Reporting Persons.


                 The Cameron Baird          $1,187,726
                 Foundation

                 Brent D. Baird                288,600

                 Anne S. Baird                  82,250

                 Bridget B. Baird,             503,205
                 Successor Trustee

                 Jane D. Baird                 666,503

                 Bruce C. Baird                 83,125



          ITEM 4.  PURPOSE OF TRANSACTION.

          The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their respective investments in the Shares. Each of the Reporting Persons may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon their evaluation of their respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

          The Reporting Persons may, at some future date, ask that Brent D. Baird be named to the Issuer's Board of Directors. Subject to the preceeding sentence, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) Any action similar to any of those enumerated above.



         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 342,000 shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          The Cameron Baird                    145,000           4.199%
          Foundation

          Brent D. Baird                        35,000           1.014%

          Anne S. Baird                         10,000           0.290%

          Bridget B. Baird,                     60,000           1.738%
          Successor Trustee (2)

          Jane D. Baird                         82,000           2.375%

          Bruce C. Baird                        10,000           0.290%
                                                ______            _____

                                 TOTAL         342,000           9.905%

             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 3,452,826 Shares (as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 1999 as of November 15, 1999).

             (2) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 12/23/38.

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          Jane D. Baird    10/5/99       1,600      7 3/4       Fahnestock & Co
                           10/6/99       3,400      7 3/4       Fahnestock & Co
                           10/29/99      4,500      7 1/2       Fahnestock & Co
                           11/8/99       2,500      8 3/4       Fahnestock & Co
                           11/15/99      5,000      8 1/2       Fahnestock & Co
                           11/16/99      2,500      8 5/8       Fahnestock & Co
                           11/16/99      1,500      8 1/4       Fahnestock & Co
                           11/18/99      5,000      8 1/4       Fahnestock & Co
                           11/19/99      2,500      8 1/8       Fahnestock & Co
                           11/23/99      2,000      8           Fahnestock & Co
                           11/24/99      5,500      8           Fahnestock & Co
                           11/24/99      2,500      8 1/4       Fahnestock & Co
                           11/26/99      1,500      8 1/4       Fahnestock & Co
                           11/29/99      3,000      8           Fahnestock & Co
                           11/29/99      5,500      8 1/4       Fahnestock & Co
                           12/1/99       6,500      8 1/4       Fahnestock & Co
                           12/1/99       7,000      8 1/8       Fahnestock & Co
                           12/2/99      10,000      8 1/4       Fahnestock & Co

          Brent D. Baird   11/19/99     2,000       8 1/4       Fahnestock & Co
                           11/22/99     5,900       8 1/4       Fahnestock & Co
                           11/22/99     5,000       8 1/2       Fahnestock & Co
                           11/22/99     5,000       8           Fahnestock & Co
                           11/23/99     1,100       8 1/2       Fahnestock & Co
                           11/23/99     1,000       8           Fahnestock & Co
                           11/26/99     3,500       8 1/4       Fahnestock & Co
                           11/26/99       700       8           Fahnestock & Co
                           11/29/99       800       8 1/4       Fahnestock & Co
                           12/2/99     10,000       8 1/4       Fahnestock & Co


          Anne S. Baird    11/23/99     3,500       8 1/4       Fahnestock & Co
                           11/24/99     5,500       8 1/4       Fahnestock & Co
                           11/24/99     1,000       8           Fahnestock & Co

          Bridget B.       10/6/99        800      7 3/4        Fahnestock & Co
          Baird,           11/3/99      2,500      8 1/2        Fahnestock & Co
          Successor        11/26/99     2,200      8 1/4        Fahnestock & Co
          Trustee          12/2/99     10,000      8 1/4        Fahnestock & Co


          The Cameron      12/1/99     40,000      8 1/4        Fahnestock & Co
          Baird            12/2/99     55,000      8 1/4        Fahnestock & Co
          Foundation


          Bruce C. Baird   11/30/99     5,000      8 3/8        Fahnestock & Co
                           12/1/99      5,000      8 1/4        Fahnestock & Co



          (d) Not applicable

          (e) Not applicable

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    not applicable

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 3rd day of December, 1999.


          The Cameron Baird Foundation


          By: s/Brian D. Baird
              Brian D. Baird, Trustee



          Brent D. Baird; Anne S. Baird; Bridget B. Baird,
          Successor Trustee; Jane D. Baird; and Bruce C. Baird


          s/Brian D. Baird
            Brian D. Baird, as Attorney-in-fact